Exhibit 99.1

NORTEK, INC.

2001 EQUITY AND CASH INCENTIVE PLAN

Stock Option Certificate

Stock Option granted by Nortek, Inc., a Delaware corporation, (the "Company") to __________________, an employee of the Company or of a subsidiary of the Company, (the "Employee") pursuant to the Company's 2001 Equity and Cash Incentive Plan, (the "Plan").

This certificate evidences the grant by the Company to the Employee of an option to purchase, on the terms provided herein and in the Plan, a total of _______ shares of the Company's [Common Stock] [Special Common Stock], $1.00 par value ("Common Stock"), at a price of ___________ per share. The options are to be non-statutory options within the meaning of Section 422(b) of the Internal Revenue Code (the "Code").

The options shall expire on _______________ and are subject to earlier termination as provided in the Plan. Subject to the other terms hereof and of the Plan, this option is exercisable as follows: _______ shares immediately; an additional __________ of the shares on and after ____________________; and an additional __________ of the shares on and after ____________________.

Each election to exercise this option shall be in writing, signed by the proper person, and received by the Company at its principal office in Providence, Rhode Island, accompanied by this certificate and payment in full as provided in the Plan.

This certificate and the option evidenced hereby are subject to the provisions of the Plan, a copy of which is furnished to the Employee herewith.

IN WITNESS WHEREOF, Nortek, Inc. has caused this certificate to be executed by its Chairman and Chief Executive Officer, hereunto authorized under its corporate seal duly attested. This option is granted at the Company's office, on the date stated below.

Attest: NORTEK, INC.

___________________________	By:_______________________________
Secretary	Chairman and Chief Executive Officer

Date: _______________________________

Accepted and Agreed:

_____________________________________
Employee